UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s Management Information Circular dated January 16, 2017.

The documents listed below as Exhibit 99.2, 99.3, 99.4, 99.5, and 99.6 to this Form 6-K are copies of the Proxy Forms for Series A, Series B, Series C, Series E, and Series G respectively.

The document listed below as Exhibit 99.7 to this Form 6-K is a copy of the news release dated January 16, 2017 announcing “TransAlta Corporation Files Management Information Circular Relating to the Proposed Preferred Share Exchange and Announces Adjustment to Series A Offer Premium”

This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	TransAlta Management Information Circular
99.2	Proxy Form Series A
99.3	Proxy Form Series B
99.4	Proxy Form Series C
99.5	Proxy Form Series E
99.6	Proxy Form Series G
99.7	Election Form
99.8	TransAlta News Release “TransAlta Corporation Files Management Information Circular Relating to the Proposed Preferred Share Exchange and Announces Adjustment to Series A Offer Premium”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/Donald Tremblay
Donald Tremblay
Chief Financial Officer

Date: January 17, 2017

EXHIBIT INDEX

99.1	TransAlta Management Information Circular
99.2	Proxy Form Series A
99.3	Proxy Form Series B
99.4	Proxy Form Series C
99.5	Proxy Form Series E
99.6	Proxy Form Series G
99.7	Election Form
99.8	TransAlta News Release “TransAlta Corporation Files Management Information Circular Relating to the Proposed Preferred Share Exchange and Announces Adjustment to Series A Offer Premium”